WESTERN WIND ENERGY CORP.
632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
May 23, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,743,080
APRIL, 2007 COMPANY WIDE ENERGY PRODUCTION AND SETTLEMENT UPDATE
RECORD APRIL PRODUCTION AND REVENUE

Western Wind Energy is pleased to announce that it's April, 2007 energy production from all its projects has exceeded 8 million kilowatt hours for the month of April. This monthly production record translates into monthly revenues of approximately Cdn. $700,000.00 for April alone.

PACIFIC HYDRO SETTLEMENT UPDATE

On April 18, 2007, Western Wind Energy, through its US legal counsel, submitted a comprehensive settlement proposal to Pacific Hydro Limited of Australia. This settlement proposal conforms with all applicable regulatory policies and further, the proposal was made on a "without prejudice" basis. For that reason, Western Wind Energy cannot disclose its terms.

On May 12, 2007, legal counsel for Western Wind Energy requested a formal response from the counsel of Pacific Hydro. As of today's date, Western Wind Energy has not received a written or formal response from Pacific Hydro Limited.

Western Wind Energy is developing properties without Pacific Hydro of which properties are located outside of North America, which is clearly outside the geographical jurisdiction of the Alliance Agreement with Pacific Hydro Limited. This strategy allows Western Wind to grow its asset base and prevent unwanted and unnecessary litigation from Pacific Hydro Limited.

In fulfilling our strategic growth objectives, Western Wind Energy has hired Rodney Dees as Senior Vice President, Project Development and Construction. Rod is a world-renowned global wind energy construction executive who has directly managed the construction of over 1,000 megawatts of wind energy projects throughout the world. Rod has managed wind construction activities for Zond Wind Systems, Cannon Wind Power, Enron Wind Systems and GE Energy.

Jeff Ciachurski, CEO of Western Wind states "we are pleased to have attracted the world-renowned expertise and capabilities of Rodney Dees. Rod will provide an exceptional level of credibility to Western Wind Energy as we expand our global growth objectives. We are clearly looking beyond the litigation with Pacific Hydro and are taking every step and measure to grow our assets."

Western Wind Energy has received almost $1 million through the exercise of stock purchase warrants that were exercised at strike prices higher than the current market price. This exercise of warrants above the market price demonstrates the loyalty and support that our shareholders have in the management of Western Wind Energy.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.